Exhibit 99.2

FCA Announces Pricing of Initial Public Offering of Ferrari N.V. Common Shares
Fiat Chrysler Automobiles N.V. (NYSE: FCAU/MI: FCA) ("FCA") and its subsidiary Ferrari N.V. (“Ferrari”) announce today the pricing of Ferrari’s initial public offering of 17,175,000 common shares at an offering price of $52 per share for a total offering size of $893.1 million ($982.4 million if the underwriters exercise the option described below in full). The shares are expected to begin trading on the New York Stock Exchange on Wednesday, October 21, 2015, under the symbol "RACE", and closing of the offering is expected to occur on October 26, 2015. In addition, the underwriters have a 30-day option to purchase an aggregate of up to 1,717,150 common shares of Ferrari from FCA. The offering is intended to be part of a series of transactions to separate Ferrari from FCA. Following completion of this offering, FCA expects to distribute its remaining ownership interest in Ferrari to FCA shareholders at the beginning of 2016.
UBS Investment Bank is acting as Global Coordinator for the offering. UBS Investment Bank and BofA Merrill Lynch are serving as bookrunners and representatives of the underwriters for the offering. Allen & Company LLC, Banco Santander, BNP Paribas, J.P. Morgan and Mediobanca are also acting as bookrunners for the offering.
A registration statement has been filed with, and declared effective by, the U.S. Securities and Exchange Commission. This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.
The offering of these securities will be made only by means of a prospectus. Copies of the prospectus can be obtained from:
UBS Securities LLC
Attn: Prospectus Department
1285 Avenue of the Americas
New York, NY, 10019
(888) 827-7275

BofA Merrill Lynch
Attn: Prospectus Department
222 Broadway,
New York, NY 10038
dg.prospectus_requests@baml.com

20 October 2015

About Ferrari
Ferrari is among the world’s leading luxury brands focused on the design, engineering, production and sale of the world’s most recognizable luxury performance sports cars. Ferrari brand symbolizes, exclusivity, innovation, state-of-the-art sporting performance and Italian design. Its history and the image enjoyed by its cars are closely associated with its Formula 1 racing team, Scuderia Ferrari, the most successful team in Formula 1 history. From the inaugural year of Formula 1 in 1950 through the present, Scuderia Ferrari has won 224 Grand Prix races, 16 Constructor World titles and 15 Drivers’ World titles, including most recently the Constructor World title in 2008. Ferrari designs, engineers and produces its cars in Maranello, Italy, and sells them in over 60 markets worldwide.

Forward Looking Statements
This press release includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 - that is, statements related to future, not past, events. Forward-looking statements are based on current expectations and include any statement that does not directly relate to a current or historical fact. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “anticipate,” “believe,” “intend,” “expect,” “plan,” “will” or other similar words. These forward-looking statements involve certain risks and uncertainties that ultimately may not prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. For further discussion of risks and uncertainties, individuals should refer to Ferrari’s SEC filings. Ferrari undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after this press release. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All forward-looking statements are qualified in their entirety by this cautionary statement.
Contacts:
Fiat Chrysler Automobiles
Joe Veltri, +1 248 57 69 257
Head of Investor Relations
joe.veltri@fcagroup.com
Ferrari
Nicoletta Russo, +39 05 36 94 96 95
Head of Investor Relations
nicoletta.russo@ferrari.com